EXHIBIT 77E

                                LEGAL PROCEEDINGS

Himachal Futuristic Communications Ltd. - India Enforcement Directorate

On May 31, 2002, the India Enforcement Directorate (the "Directorate") issued a "Memorandum" to approximately 14 foreign institutional investors (mostly US investment advisers and referred to as "FIIs") and their 20 related sub-accounts (most of which are mutual funds) regarding their purchases of shares of an Indian company, Himachal Futuristic Communications Ltd. ("Himachal"). ING Emerging Countries Fund (the "Fund") is one of the sub-accounts that purchased those shares. At the time of the purchase, Nicholas-Applegate Capital Management ("Nicholas-Applegate") was the related FII because it was the sub-adviser to the Fund.

The Memorandum alleges that these purchases violated Sections 19(1)(b), 64(2), 68(1) and 68(2) of India's Foreign Exchange Regulation Act and Sections 49(3) and 49(4) of the India's Foreign Exchange Management Act. The Directorate believes these purchases needed to be approved in advance by the Reserve Bank of India, and such approval was not obtained. The Memorandum gave each FII 10 days to respond as to why formal administrative proceedings should not be instituted against such FII.

The Directorate has also issued a notice to the Fund's sub-custodian placing a lien on the Fund's account in India in the amount of approximately $1.9 million. The notice requires the Fund to obtain a bank guarantee in the event that the Fund did not have $1.9 million on deposit (it did not). We have sent a letter to the Directorate asking for clarification on the bank guarantee requirements, but have received no response. Nicholas-Applegate also sent a similar letter, and has received no reply. The Fund has not obtained the guarantee pending clarification from the Directorate.

Because the lien is only on the Fund's cash account in India, the Fund is technically able to sell the remaining securities in the securities account. However, because the proceeds of any such sale would then be captured in the cash account, and made subject to the lien, the Funds has refrained from such trading. As a result, the Fund is treating the three remaining securities in the securities account as illiquid. These are the only illiquid securities in the Fund, and they aggregate approximately 1.98% of the Fund's total assets.